[ABN AMRO]

James Lopez
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-0406 United States

Amsterdam, February 27, 2006

Re:	ABN AMRO Holding N.V. Form 20-F for the Fiscal Year Ended
December 31, 2004 (File No. 1-14624)

Dear Mr. Lopez:

     This letter responds to the comments of the Staff of the Office of Global Security Risk of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated December 29, 2005 (the “Comment Letter”) regarding the Annual Report on Form 20-F of ABN AMRO Holding N.V. (“ABN AMRO”) for the fiscal year ended December 31, 2004 filed on March 29, 2005 (the “Annual Report”).

     Set forth below in italics are the Staff’s comments as set forth in the Comment Letter, followed by our response.

     1. We note from public media sources that you may have existing or anticipated operations associated with Iran; for example we note reports of financing related to the Iran/Pakistan/India pipeline project, issuance of risk guarantees and processing of wire transfers and letters of credit. We also note a report from July 2004 that you intend to open an office in Tehran. More recently, we note unauthorized transactions with Iran and Libya that resulted in an $80 million fine. Iran and Libya are identified as state sponsors of terrorism by the U.S. State Department. Iran is, and until September 21, 2004, Libya was, subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations in Libya or Iran. With a view to disclosure, please describe such operations and discuss their materiality to you in light of Libya's and Iran's status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders, and whether the impact of regulatory compliance programs associated with business in Iran and Libya materially affects you. Your response should describe your current, historical and anticipated operations in, and contacts with, Iran, and Libya, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

     2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Libya. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state requirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment evidenced by these actions. Your analysis also should address the fact that, in connection with the $80 million fine, certain executives will return some of their bonuses.

Response

     On December 19, 2005, the De Nederlandsche Bank, the Board of Governors of the Federal Reserve System (the “Board”), the New York State Banking Department (the “NYSBD”), and the Illinois Department of Financial and Professional Regulation (the “IDFPR”) issued a consent Cease and Desist Order (the “C&D Order”) against ABN AMRO Bank N.V. (the “Bank”) and its Branches in New York and Chicago; the Board, NYSBD, IDFPR, and the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) issued a consent Order of Assessment of a Civil Money Penalty, Monetary Payment and Order to File Reports (the “CMP Order”); and the U.S. Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued a consent Assessment of a Civil Money Penalty (the “FinCEN Order”) (collectively, the “Orders”). The CMP Order and the FinCEN Order collectively assessed a fine of $80 million against the Bank and its New York and Chicago Branches. The C&D Order required the Bank to make improvements to its global compliance and risk management systems to ensure adequate oversight, effective risk management, and full compliance with applicable U.S. laws and regulations.

     On December 21, 2005, the Bank filed its Form 6-K relating to the Orders. For your convenience, the Bank has attached as Exhibit A a copy of the Form 6-K, which includes the documents that provide details of the imposition of the fine

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and the circumstances giving rise to it, and the Bank’s announcement regarding the Orders (the “Announcement”).

     The circumstances giving rise to the Orders and fine result from certain deficiencies related to Bank Secrecy Act compliance at the Bank’s New York Branch, particularly in relation to certain Russian-related accounts opened in New York, and certain issues at the Bank’s Dubai Branch related to OFAC compliance rather than any business strategy or opportunities followed by the Bank in Libya or Iran. As noted in the Announcement, investigations to date have not found any evidence of the transactions being connected to terrorism. The $80 million fine was imposed not as a result of any operations in Libya or Iran.

     Information about these issues was disclosed in ABN AMRO’s Form 20-F for the year ended December 31, 2004 and in Form 6-K’s filed with the Commission on July 29, 2004; March 30, 2005; August 2, 2005; November 1, 2005; and December 21, 2005. ABN AMRO will disclose any information relevant to investors with respect to the Orders and ongoing investigations by law enforcement authorities in its Form 20-F for the year ended December 31, 2005, which is expected to be filed on or about March 30, 2006.

     There was no discernible impact on the share value as a result of the Orders and the Announcement, which ABN AMRO attributes to the fact that it had, over the period that the investigations were on-going, already disclosed the investigations, the Bank’s full cooperation and the range of possible outcomes. As the Announcement and the Orders set forth, since the investigations began the Bank has invested significant time and money into improving its compliance mechanisms and has made considerable improvements in its systems. The Bank’s compliance programs had been improved before the issuance of the Orders and are being further strengthened as described in the Orders. The Bank considers its executives’ return of parts of their bonuses for 2004 and the improvements in compliance procedures and programs as reputation enhancing for the Bank.

Libya and Iran

     The Bank has not had, does not currently have and does not anticipate having a physical presence in Libya. With respect to Libya, the Bank notes, as the SEC has in its Comment Letter, that sanctions were lifted on September 20, 2004.

     Like many European banks with global operations, the Bank had established a representative office in Tehran, Iran (the “Representative Office”) following receipt of written approval from the Central Bank of Iran dated May 31, 2004. On June 13, 2005, the Bank informed the Central Bank of Iran of its intention to close the Representative Office. Approval for the closure was received on August 7, 2005. The Representative Office was declared dissolved by official notice dated October 1, 2005. Since this time the Bank has not had a

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physical presence in Iran, and does not anticipate having, a physical presence in Iran.

     In countries like Iran and Libya, where the Bank does not have a physical presence, it generally does not actively pursue business opportunities. However, as an international network bank with a diverse client base and operations in almost 60 countries, the Bank has clients who deal with and the Bank itself has dealt with clients connected to Libya and Iran. In particular, there are correspondent banking relationships, funds transfers and other banking activities that can occur from time to time. Such activities are circumscribed by stringent policies applicable across the Bank that are designed to ensure compliance with all applicable laws, including economic sanction laws.

     With respect to the financing of the Iran/Pakistan/India pipeline project referenced in the Comment Letter, the Bank is not involved with the financing of this project. The Bank made a bid to be appointed as financial advisor to a consortium owned by the government of Pakistan on this project but did not win the mandate. The Bank is advising a state owned enterprise of the government of Pakistan on a liquefied natural gas import facility in Pakistan where it is possible that Iran and Iranian companies, amongst other exporting countries that Pakistan does business with, might eventually be suppliers to the import facility. The Bank’s advisory role has been fully vetted with the Bank’s sanctions compliance officers.

Materiality, Both Quantitative and Qualitative

     As a purely quantitative matter, none of the Bank’s prior activities with respect to Libya or Iran has ever been more than a minimal amount in any given year, and there is clearly no quantitative materiality at issue.

     As a qualitative matter, ABN AMRO believes that the events that led to the issuance of the Orders have been fully disclosed.

     The Bank has considered the impact that its involvement with Libyan and Iranian client relationships has on investor sentiment, reputation and share value, in light of applicable Bank policies and the enhanced compliance programs and procedures that have been put in place since 2004 and which will be put in place in connection with the Orders. The closure of the Representative Office in Iran was partly driven by these concerns. The Bank notes the legislation, both current and proposed, in various U.S. states. Potential business with or tangentially involving Libya and Iran is fully vetted and reviewed by the sanctions compliance staff of the Bank. Based on all of these factors, the Bank has concluded that its business related to Libya and Iran is so minimal and tangential as to be non-material on a qualitative basis as well. As a result, ABN AMRO does not believe a reasonable investor would find it necessary to have disclosure in the Form 20-F about the Bank’s very minimal and tangential activities with entities related to these countries.

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Tandy Language

  ABN AMRO acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and

•	that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Hugh Scott-Barrett

Hugh Scott-Barrett
Chief Financial Officer

Enclosure – Form 6-K, December 21, 2005

By EDGAR submission & Courier

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Exhibit A

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 21, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item
1.	ABN AMRO announcement regarding regulatory directive
2.	Order to issue a Direction; Order to Cease and Desist Issued upon Consent by De Nederlandsche Bank N.V., the Board of Governors of the Federal Reserve System, the New York State Banking Department and the Illinois Department of Financial and Professional Regulation.
3.	Order of Assessment of a Civil Money Penalty, Monetary Payment and Order to File Reports Issued upon Consent by the Board of Governors of the Federal Reserve System, the Office of Foreign Assets Control, the New York State Banking Department and the Illinois Department of Financial and Professional Regulation.
4.	Assessment of Civil Money Penalty by the Financial Crimes Enforcement Network, United States Department of the Treasury.

The information contained in this report is incorporated by reference into the Registration Statements on Form F-3 File Nos. 333-89136 and 333-104778 and the Registration Statements on Form S-8 File Nos. 333-81400, 333-84044, 333-128621, 333-128619 and 333-127660.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: December 20, 2005	By:	/s/ T. De Swaan

		Name:	T. De Swaan
		Title:	Member of the Managing Board

	By:	/s/ H.W. Nagtglas Versteeg

		Name:	H.W. Nagtglas Versteeg
		Title:	Company Secretary

ITEM 1.

Amsterdam, 19 December 2005

ABN AMRO announcement regarding regulatory directive

ABN AMRO signed a written agreement in July 2004 with US bank regulators concerning its New York branch US dollar clearing activities. Today, the Dutch Central Bank, the US Federal Reserve Board, the US Department of the Treasury’s Office of Foreign Accounts Control (OFAC) and Office of Financial Crime Enforcement Network (FinCen), the State of Illinois Department of Financial and Professional Regulation and the New York State Banking Department imposed a sanction of a cease and desist order, including an aggregate civil penalty of USD 75 mln (approx. EUR 62.5 mln). In addition, ABN AMRO has agreed to make a voluntary endowment of USD 5 mln (approx. EUR 4 mln) to the Illinois Bank Examiners’ Education Foundation, bringing the total amount related to this sanction to USD 80 mln (approx. EUR 66.5 mln). Furthermore, the bank must continue to implement improvements in its oversight and compliance programs.

ABN AMRO is sanctioned principally in connection with deficiencies in the US dollar clearing operations at its New York branch and violations of the OFAC regulations originating at its branch in Dubai. The actions that are the subject of the sanctions predominantly took place before the 2004 written agreement mentioned above, and many were discovered by investigations initiated by the bank and voluntarily reported to regulatory authorities.

ABN AMRO recognises that serious mistakes were made and accepts the sanctions. Rijkman Groenink, Chairman of the Managing Board of ABN AMRO, said: "As a global financial organisation, nothing short of the highest standards of compliance is acceptable. We regrettably recognise that, in the past, our compliance in certain areas did not meet this standard. The regulators were right to ask us to correct the deficiencies, and earlier this year we put into place an extensive Remedial Action Programme to address them. Further improving our compliance is the highest priority of the bank.”

Upgrading compliance

Since ABN AMRO signed an agreement with the US bank regulators in 2004, it has been working actively with external advisors to fully review the compliance area and to ensure the bank adheres to best-in-class compliance standards in all jurisdictions in which it operates. Bank regulators in the US and the Netherlands were continuously informed about these actions. A complete review of the causes of the shortcomings in the internal supervision of the activities of the US dollar clearing centre in New York was undertaken, as well as a review process to consider the actions and conduct of employees involved.

Furthermore, ABN AMRO has implemented a large number of measures geared towards complying with all demands that are placed on the bank in the area of compliance worldwide. These measures have been put into a worldwide action programme for organising the bank’s compliance activities, based on the Basel principles. These principles describe the compliance activities that Boards and compliance functions of banks must guard and implement.

ABN AMRO now has a programme in which:
  The bank’s compliance function worldwide has been significantly enhanced and centralised
  The head of compliance is an independent function that reports directly to the Chairman of the Managing Board and the Vice Chairman of the Supervisory Board
  A new sub-committee of the Supervisory Board has been set up to supervise the compliance activities within the bank
  The compliance function of the bank was almost doubled by creating approx. 300 new compliance jobs
  Substantial investments have been made in new anti-money laundering and compliance IT systems and procedures
  Employees of the bank worldwide are further educated and trained in compliance (such as the identifying and reporting of unusual transactions)
  Much attention has been spent in internal communication about the importance of compliance to raise the awareness of employees
  From 2006, compliance is now a part of management’s objectives and thus has influence on the amount of variable compensation

Rijkman Groenink said: "All of the measures taken show how important compliance is for us and how the standards within the financial industry and the bank have changed. I am personally committed to ensuring that we continue to implement a compliance function within the bank that meets the highest standards in this area and will serve as a benchmark for the entire financial industry.”

Investigation related to OFAC regulations

In 2004, the bank determined that certain employees of the ABN AMRO office in Dubai were not observing the bank’s policies and standards in relation to certain US dollar payment instructions sent to the bank’s US dollar clearing centre in New York.

An independent investigation determined that in certain instances US dollar payments were made from and to countries that were on a list of sanctioned countries maintained by OFAC. Payments from and to these countries or involving nationals of these countries (in particular Iran and Libya) are only allowed to be processed in the US if the relevant payments meet certain specific requirements established by OFAC.

The report prepared by external legal counsel determined that between 1997 and 2004, employees of the bank in Dubai developed procedures that modified US dollar payment instructions sent to the bank’s US dollar clearing centre in New York on behalf of Libyan and Iranian clients. They excluded country and client-specific information from the relevant payment instructions so that the relevant payments would pass through the New York branches’ OFAC filter without being detected and blocked. Once these procedures were detected internally, they were terminated.

The bank's compliance control procedures and systems have been adjusted to prevent these types of procedures being used in any of the bank’s worldwide offices. Enhanced OFAC filtering and general sanctions compliance control processes and policies have also been adopted across the bank. We are in the process of taking disciplinary measures, including terminations,

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against the employees involved. While these procedures were regrettable, the bank has reviewed the transactions involved and has found no evidence so far of any terrorist connection with these transactions.

Management’s conclusion and responsibility

The Managing Board has determined that, in the past and as a result of certain activities, the bank’s efforts to ensure full compliance with local and international compliance standards were not up to the appropriate standards. The Managing Board regrets this and assumes full responsibility. To reflect this, the members of the Managing Board have decided to pay back collectively EUR 1 mln out of their bonuses received for the year 2004. Rijkman Groenink has returned 40% of his bonus, Tom de Swaan (Chief Financial Officer) 30%, while the four other members have each returned 20% of their bonuses. The Supervisory Board has accepted this repayment as recognition of the responsibility that the Managing Board has taken upon itself to repair the determined shortcomings.

Outlook remains unchanged

The civil penalty of approx. EUR 62.5 mln and the voluntary payment of approx. EUR 4 mln do not change the outlook as communicated with the third quarter results. ABN AMRO continues to expect net profit (excluding incidental items) for the second half of 2005 to be at least the same as the first half net profit of EUR 1,882 mln.

ABN AMRO Press Relations

+31 20 6288900

ABN AMRO Investor Relations

+ 31 20 6284359

+1 212 4096238

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Item 2

DE NEDERLANDSCHE BANK N.V.
AMSTERDAM, THE NETHERLANDS

UNITED STATES OF AMERICA
BEFORE THE
BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
WASHINGTON, D.C.

STATE OF ILLINOIS
DEPARTMENT OF FINANCIAL AND PROFESSIONAL REGULATION

NEW YORK STATE BANKING DEPARTMENT
NEW YORK, NEW YORK

)
In the Matter of	)
)
ABN AMRO BANK N.V.	)	FRB Dkt. No. 05-035-B-FB
Amsterdam, The Netherlands	)
	)	Order to issue a Direction (in Dutch, “Besluit tot het geven van een aanwijzing”); Order to Cease and Desist Issued Upon Consent
ABN AMRO BANK N.V.	)
NEW YORK BRANCH	)
New York, New York	)
)
ABN AMRO BANK N.V.	)
CHICAGO BRANCH,	)
Chicago, Illinois	)
)

     WHEREAS, De Nederlandsche Bank (“DNB”) is the home country supervisor of ABN AMRO Bank N.V., Amsterdam, The Netherlands (“ABN AMRO”), a Netherlands bank;

     WHEREAS, the Board of Governors of the Federal Reserve System (the “Board of Governors”) is the host country supervisor in the United States of ABN AMRO, which is both a foreign bank as defined in section 3101(7) of the International Banking Act (12 U.S.C. § 3101(7)), including its New York Branch and its Chicago Branch (collectively, the “Branches”), and a registered bank holding company;

     WHEREAS, the Illinois Department of Financial and Professional Regulation, Division of Banking (the “IDFPR”), pursuant to the authority provided under Section 3 of the Foreign Banking Office Act, (205 ILCS 645/1 et seq.) supervises and has examination authority over the foreign banking office maintained by ABN AMRO in the state of Illinois;

     WHEREAS, the New York State Banking Department (the “NYSBD”) is the licensing agency of the New York Branch of ABN AMRO, pursuant to Article II of the New York Banking Law (“NYBL”), and is responsible for the supervision and regulation thereof pursuant to the NYBL;

      WHEREAS, the Board of Governors, the NYSBD, the IDFPR (collectively, the “U.S. Supervisors”), DNB (collectively with the U.S. Supervisors, the “Supervisors”), and ABN AMRO have the common goal to ensure that ABN AMRO complies with United States federal and state laws, rules and regulations wherever they are applicable within the United States or across jurisdictional borders, that ABN AMRO fosters a strong commitment towards compliance and has adequate compliance systems which cover in an appropriate manner all activities concerning the United States, and that ABN AMRO effectively manages the financial, operational, legal, reputational, and compliance risks of its operations in the United States;

     WHEREAS, the U.S. Supervisors and ABN AMRO have mutually agreed to the issuance of this combined Order to Cease and Desist Upon Consent against ABN AMRO and the Branches, and DNB has decided to issue the Direction laid down in this Order to ABN AMRO and the Branches (collectively, the “Order”);

     WHEREAS, on July 23, 2004, ABN AMRO and the New York Branch entered into a Written Agreement with the Federal Reserve Banks of New York and Chicago (collectively, the “Reserve Banks”), the IDFPR, and the NYSBD designed to correct deficiencies at the New York Branch relating to anti-money laundering policies, procedures, and practices (the “Written Agreement”), and ABN AMRO and the New York Branch have taken substantial steps to rectify the deficiencies set forth in the Written Agreement and continue to take additional steps;

     WHEREAS, after execution of the Written Agreement, and in response to its requirements, ABN AMRO discovered and provided additional information to the Supervisors regarding a pattern of previously undisclosed unsafe and unsound practices warranting further enforcement action. Specifically, based on the information submitted by ABN AMRO and other information gathered by the Supervisors:

     A.    ABN AMRO lacked adequate risk management and legal review policies and procedures to ensure compliance with applicable U.S. law, and failed to adhere to those policies and procedures that it did have. As a result, one of ABN AMRO’s overseas branches was able to develop and implement “special procedures” for certain funds transfers, check clearing operations, and letter of credit transactions that were designed and used to circumvent the compliance systems established by the Branches to ensure compliance with the laws of the U.S. In particular, the “special procedures” circumvented the Branches’ systems for ensuring compliance with the regulations issued by the Office of Foreign Assets Control (“OFAC”) (31 C.F.R. Chapter V). ABN AMRO failed to adequately review such “special procedures” to determine whether the execution of the procedures was consistent with U.S. laws; and

     B.    ABN AMRO lacked effective systems of governance, audit, and internal control to oversee the activities of the Branches with respect to legal, compliance, and reputational risk, and failed to adhere to those systems that it did have, especially those relating to anti-money laundering policies and procedures, including the procedures to implement the Currency and

Foreign Transactions Reporting Act, 31 U.S.C. § 5311 et seq. (the Bank Secrecy Act (the “BSA”)); the rules and regulations issued thereunder by the U.S. Department of the Treasury (31 C.F.R. Part 103); and the suspicious activity reporting requirements of Regulation K of the Board of the Governors (12 C.F.R. § 211.24(f)) . As a result, ABN AMRO and the Branches: (1) failed to adequately document, report, and follow up on negative findings from certain internal audits; (2) failed to produce negative audit findings in a timely manner to the U.S. Supervisors, and to appropriate internal governing bodies; (3) failed to follow-up on inquiries referred to the New York Branch from overseas offices regarding compliance with U.S. law; (4) overstated to internal auditors, compliance personnel, and the U.S. Supervisors the extent of due diligence efforts undertaken by certain branches outside the United States with respect to high risk correspondent banking customers; and (5) failed to escalate the “special procedures” for review outside of the trade processing business or reporting line;

      WHEREAS, to address the unsafe and unsound practices described above, ABN AMRO must continue to implement improvements in its oversight and compliance programs with respect to United States law in all countries in which ABN AMRO branches or affiliates do business that is in whole or in part governed by United States law, and must undertake specific additional measures to further improve oversight and compliance in the Branches and other U.S. offices of ABN AMRO;

     WHEREAS, the unsafe and unsound practices described above also warrant the separate assessment of civil money penalties by the Board of Governors under section 8(i)(2)(B) of the Federal Deposit Insurance Act, as amended (12 U.S.C. § 1818(i)(2)(B)) (the “FDI Act”), the NYSBD pursuant to Section 44 of the NYBL, the IDFPR pursuant to the authority provided under Section 18 of the Foreign Banking Office Act, (205 ILCS 645/1 et seq.) and Section 48 (8)

of the Illinois Banking Act, (205 ILCS 5/1 et seq.), OFAC, and the U.S. Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”);

     Laws of The Netherlands

     WHEREAS, DNB is entrusted with the task of supervising financial institutions such as ABN AMRO pursuant to Section 4 of the Bank Act 1998 (in Dutch: “Bankwet 1998”) and the Act on the Supervision of the Credit System 1992 (in Dutch: “Wet toezicht kredietwezen 1992”);

     WHEREAS, DNB has concluded that the unsafe and unsound practices referred to in A. and B. above also constitute failures to duly comply with the rules referred to in Sections 22 and 22a of the Act on the Supervision of the Credit System 1992 (in Dutch: Wet toezicht kredietwezen 1992) and warrant the issuance of a direction (in Dutch: aanwijzing) under Section 28 of such Act on the course of action to be pursued by ABN AMRO in respect of the matters specified in this Order; the course of action DNB requires ABN AMRO to take is set out in Paragraphs 1, 2, 6, 7, 8, 9, 10, and 11 of this Order;

     WHEREAS, the measures required by the Supervisors have been discussed with ABN AMRO prior to the issuance of this Order, in conformity with the requirements of Netherlands law. By countersigning this document, ABN AMRO confirms (i) that the decision (in Dutch: besluit) to issue a direction (in Dutch: aanwijzing) has been sufficiently substantiated within the meaning of sections 3:46 and 3:48 of the Dutch General Administrative Law Act (in Dutch: Algemene wet bestuursrecht), (ii) that it is aware of and understands each of the measures it is required to take pursuant to this Order, and (iii) that none of the measures gives rise to any doubt as to its scope, substance or other aspects;

     WHEREAS, the direction (in Dutch: aanwijzing) qualifies as a decision (in Dutch: besluit) within the meaning of section 1:3(1) of the Dutch General Administrative Law Act (in Dutch: Algemene Wet Bestuursrecht);

     WHEREAS, the use of the English language in this Order is appropriate in accordance with Section 2:6 of the Netherlands General Administrative Law Act. By signing this document, ABN AMRO recognizes that the use of the English language is appropriate. In DNB’s opinion the interests of third parties are not harmed by not using the Dutch language because the use of the English language is widely recognized as standard in similar matters;

      WHEREAS, DNB must point out that every interested party (in Dutch: belanghebbende) is entitled to file an objection (in Dutch: bezwaar) against the decision (in Dutch: besluit) to issue a direction (in Dutch: aanwijzing) within the meaning of section 28 of the Act on the Supervision of the Credit System by sending in a writ of objections (in Dutch: bezwaarschrift) to DNB within six weeks after DNB having sent this decision to ABN AMRO. This decision has been sent to ABN AMRO on December 19, 2005; and

     WHEREAS, by signing this document ABN AMRO confirms that it has informed DNB that it will not use its right to file an objection against this decision;

     Laws of the United States

     WHEREAS, the Board of Governors issues this Order pursuant to section 8(b) of the FDI Act (12 U.S.C. § 1818(b)); the IDFPR issues this Order pursuant to Section 18 of the Foreign Banking Office Act, (205 ILCS 645/1 et seq.) and Section 48 (6)(b) of the Illinois Banking Act, (205 ILCS 5/1 et seq.); and the NYSBD issues this Order pursuant to Section 39 of the New York Banking Law;

     WHEREAS, on December 19, 2005, the Managing Board of ABN AMRO adopted a resolution:

A. authorizing and directing Rijkman W.J. Groenink, Chairman of ABN AMRO, and Joost Ch.L. Kuiper to enter into this Order, on behalf of ABN AMRO, the New York Branch, and the Chicago Branch consenting to compliance by ABN AMRO, the New York Branch, the Chicago Branch, and their institution-affiliated parties, as defined in sections 3(u) and 8(b)(4) of the FDI Act (12 U.S.C. §§ 1813(u) and 1818(b)(4)), with each and every provision of this Order;

B. waiving any and all rights that ABN AMRO, the New York Branch and the Chicago Branch may have pursuant to 12 U.S.C. §§ 1818 and 1847 or 12 C.F.R. Part 263, Section 25 of the Illinois Administrative Procedure Act, (5 ILCS 100/1-1 et seq.), or otherwise:

(i)	to the issuance of a Notice of Charges and of Hearing on any matter set forth in this Order;

(ii)	to a hearing for the purpose of taking evidence of any matters set forth in this Order;

(iii)	to judicial review of this Order; and

(iv)	to challenge or contest, in any manner, the basis, issuance, validity, terms, effectiveness or enforceability of this Order or any provision hereof;

     NOW, THEREFORE, before the filing of any notices, or taking of any testimony or adjudication of or finding on any issues of fact or law herein, and without this Order constituting an admission or denial by ABN AMRO, the New York Branch, or the Chicago Branch of any

allegation made or implied by the Supervisors in connection with this matter, and solely for the purpose of settling this matter without a formal proceeding being filed and without the necessity for protracted or extended hearings or testimony and pursuant to the aforesaid resolution:

I.	ENHANCED U.S. LAW COMPLIANCE PROGRAM

IT IS HEREBY ORDERED by the Supervisors that:

	1.	Within 90 days of this Order, ABN AMRO shall submit to the Supervisors an acceptable enhanced global regulatory compliance program (“U.S. Law Compliance Program”) for all matters related to global compliance with the applicable state and federal laws of the United States (“U.S. Laws”), in particular, the laws and regulations set forth in this Order. The U.S. Law Compliance Program may include elements from existing or already proposed compliance systems.

Management and Governance

A.	The management and governance structure of the U.S. Law Compliance Program shall include, at a minimum:

	i.	Designation of a committee of ABN AMRO’s Supervisory Board (which could be a new committee or the existing Supervisory Board Compliance Oversight Committee)(“Supervisory Board Compliance Committee”) to be responsible for overseeing the U.S. Law Compliance Program; this committee shall ensure that periodic and other reports are provided to the Supervisory Board, and shall review all significant compliance incidents. The committee shall promptly receive information about significant compliance-related incidents, including how these incidents are resolved, and ensure that information about such incidents is included in its periodic reports to the Supervisory Board;

ii.	designation of a high ranking executive (“Chief Compliance Officer”) to be responsible for the U.S. Law Compliance Program. The Chief Compliance Officer shall not have responsibility for any business line, and shall report to the Managing Board, as well as to the Supervisory Board Compliance Committee, with respect to the U.S. Law Compliance Program. The Chief Compliance Officer shall be given the authority and the resources necessary to meet these responsibilities. All decisions concerning the Chief Compliance Officer’s hiring, appraisal, promotion, salary, and termination shall be approved by the Managing Board, with the explicit consent of the Supervisory Board;

iii.	a systematic description of the organizational arrangements and control mechanisms of the U.S . Law Compliance Program, aimed at conducting the activities in a controlled and sound manner, including interfaces with non-U.S. offices and affiliates of ABN AMRO.

Integrated Compliance Activities

B.	The U.S. Law Compliance Program shall include, at a minimum, the following elements designed to ensure that ABN AMRO complies with U.S. Laws, and to ensure that non-U.S. offices and affiliates do not engage in practices aimed at evading or circumventing ABN AMRO’s compliance programs and controls in the United States:

i.	A detailed analysis of the U.S . law compliance risks arising from ABN AMRO business conducted within or outside the United States;

ii.	policies and procedures for obtaining and acting on, as appropriate, legal or any other technical advice;

iii.	policies and procedures for reporting, as required, to the Supervisors, or, if relevant, another host country supervisor, or other government agency, sufficient to ensure compliance with U.S. Laws with respect to any business conducted by ABN AMRO that is governed in whole or in part by such laws. To the extent that reporting is limited or prohibited by the laws of the location where the activity takes place, the policies and procedures shall require that ABN AMRO use its best efforts to report to the Supervisors, another host country supervisor, or other government agency;

iv.	the establishment of a compliance reporting system widely publicized within the organization and integrated into any other general reporting systems provided for by ABN AMRO that employees use to report known or suspected violations of law or bank policy concerning U.S . Laws, including a process for resolving or escalating the reported violations or apparent violations;

v.	general guidelines that will specifically contain prescriptive criteria related to (a) compliance with U.S . Laws addressing cross-border payment processing procedures; and (b) due diligence concerning customers who directly or indirectly utilize the dollar clearing and other services, including advising or confirming with respect to letter of credit transactions, of ABN AMRO in the United States;

vi.	strategies for training employees in compliance issues appropriate to the employee’s job responsibilities on an ongoing or periodic basis which will cover specifically, whenever appropriate, compliance with U.S . Laws;

vii.	new product and process approval procedures designed to ensure that consideration is given to the applicability of U.S. laws and regulations, and that an adequate control infrastructure is developed and implemented to ensure compliance with any applicable U.S . laws and regulations;

viii.	standards for employee performance appraisals (including compensation reviews) that take into account the employee’s role in ensuring ABN AMRO’s full compliance with U.S . Laws and the reporting of compliance incidents when discovered or suspected; and

ix.	standards for and implementation of ongoing compliance testing and risk assessment procedures.

Global Compliance Audit and Ongoing Reviews

C.	The U.S. Law Compliance Program shall also include, at a minimum:

	i.	An audit program that will require regular audits by internal auditors of ABN AMRO to identify and propose the correction of any deficiencies relating to U.S . Laws. The deficiencies may relate to violations of U.S. Laws or to procedures designed to circumvent the compliance systems of ABN AMRO’s U.S. operations;

ii.	a requirement that all internal audits under the U.S. Law Compliance Program be executed and delivered in accordance with industry standards, and result in written reports that will contain a formal rating and opinion on the effectiveness of internal controls and on compliance with applicable U.S. laws and regulations;

iii.	systems and procedures to monitor the status and evaluate the effectiveness of corrective action taken to address weaknesses identified by audit and compliance personnel, or by the Supervisors. Such procedures shall include a mechanism to ensure that significant risk weaknesses identified are periodically brought to the attention of the Managing Board and the Supervisory Board Compliance Committee, together with accompanying management comments (plans for corrective action and timelines), as well as to be reported to the Audit Committee of the Supervisory Board;

iv.	on at least an annual basis, in conjunction with audit(s) of the U.S. Law Compliance Program or otherwise, a review of ABN AMRO’s policies and procedures and the implementation of changes that are appropriate to ensure that the U.S . Law Compliance Program is functioning effectively to minimize the incidence of compliance problems covered by this Order, and to effectively detect, correct, and report such problems when they occur; and

v.	a regimen for the periodic and ongoing assessment by business areas of the effectiveness of U.S. Law Compliance Program implemented pursuant to Part I of this Order, and reports to the Chief Compliance Officer of the results of such self assessments together with plans for addressing issues uncovered in such reviews, and oversight by the Supervisory Board Compliance Committee, which shall focus on the implementation and effectiveness of the plans proposed and implemented by business areas.

II.	HEAD OFFICE OVERSIGHT

IT IS FURTHER ORDERED by the Supervisors that:

	2.	Within 60 days of this Order, ABN AMRO shall submit to the Supervisors an acceptable written plan to strengthen oversight of the management of the Branches within the structure of ABN AMRO’s global operations. The plan shall, at a minimum, set forth:

		A.	The actions that ABN AMRO’s head office management and U.S. management will take to improve its oversight of the Branches and maintain effective control over and supervision of the Branches’ senior management, operations, and activities, including obtaining information sufficient to assess management’s adherence with applicable written plans, policies, procedures, and programs;

		B.	the responsibility of ABN AMRO’s head office management and U.S. management to ensure that the Branches’ policies and procedures are tailored to its operations, and adequately address its activities;

		C.	the responsibility of ABN AMRO’s head office management to ensure that the Branches’ operations are conducted in a safe and sound manner by enforcing adherence to the Branches’ anti-money laundering policies and procedures, particularly those relating to its compliance function, and by overseeing activities of the Branches; and

		D.	the responsibility of ABN AMRO’s head office management to monitor exceptions to approved policies and procedures.

III.	THE BRANCHES’ ACTIVITIES AND OVERSIGHT

IT IS FURTHER ORDERED by the U.S . Supervisors that:

Continued Compliance with Existing Written Agreement

	3.	ABN AMRO and the New York Branch shall continue to implement the programs and plans required by the July 2004 Written Agreement that were submitted to the Reserve Banks, the NYSBD and the IDFPR with respect to Anti-Money Laundering Compliance (Paragraph 1), Independent Testing and Audit (Paragraph 2), Training (Paragraph 3), and Suspicious Activity Reporting and Customer Due Diligence (Paragraph 4) of the Written Agreement, as required by Paragraph 6 of the Written Agreement. In addition, ABN AMRO and the New York Branch shall fully implement additional recommendations and address the criticisms noted in the Examination Letter from the Federal Reserve Bank of New York and the New York State Banking Department to ABN AMRO, dated October 3, 2005, particularly those relating to ABN AMRO’s customer due diligence program and transaction monitoring programs . If the Board of Governors, the NYSBD or the IDFPR request changes to those programs, ABN AMRO and the New York Branch shall submit an acceptable plan to implement those changes within 60 days of notification.

	4.	ABN AMRO and the New York Branch shall continue to submit reports as required by Paragraph 7 of the Written Agreement .

5.	Except as incorporated by reference in Paragraphs 3 and 4 of this Order, upon the effective date of this Order, the Written Agreement is terminated and the terms of this Order are substituted in its place.

IT IS FURTHER ORDERED by the Supervisors that:

Management Plan

6.	Within 60 days of this Order, ABN AMRO shall submit to the Supervisors a written plan to improve the effectiveness of the management structure of the Branches . The primary purpose of the management plan shall be to aid in the development of an effective management oversight structure and control environment for both business and compliance purposes. The management plan shall, at a minimum, include:

	A.	An assessment of the effectiveness of the control infrastructure, corporate governance and organizational structure of the Branches within the structure of ABN AMRO’s U.S . operations, including management supervision, internal controls, reporting lines, duties performed by each officer and employee, and compliance with applicable federal and state laws and regulations consistent with the U.S. Law Compliance Program set forth in Part I of this Order;

	B.	an organization chart, reflecting both direct and indirect reporting lines, detailing the management structure for the ABN AMRO organization in the United States, including the Branches, that sets forth:

		i.	the reporting lines within each of the Branches;

		ii.	reporting lines to each of the Branches from other ABN AMRO offices or officials;

	iii.	reporting lines from the Branches to other ABN AMRO offices or officials; and

	iv.	the names and qualifications of the individuals in charge of each business line or control function in each of the Branches;

C.	the development and adoption of escalation procedures relating to activities of the Branches designed to ensure that material issues are reported to appropriate committees and senior management of ABN AMRO outside of the respective business lines, and that appropriate corrective action is taken; and

D.	the development of processes designed to ensure that any strategic or business line includes full due diligence and a sound strategic implementation plan that incorporates appropriate oversight, controls, compliance, and risk monitoring/reporting.

Internal Audit

7.	ABN AMRO and the Branches shall continue to develop and improve the internal audit programs for the Branches . Within 60 days of the Order, ABN AMRO and the Branches shall jointly submit to the Supervisors acceptable enhanced written internal audit policies and procedures that shall, at a minimum, address, consider, and include:

	A.	Procedures to evaluate the Branches’ compliance with applicable laws and regulations for each audit area consistent with the U.S. Law Compliance Program set forth in Part I of this Order;

B.	policies and procedures for an ongoing program to provide quality assurance evaluations of the internal audit program;

C.	procedures for the periodic submission directly to ABN AMRO’s audit committee of all high risk audit issues or deficiencies, regardless of the format in which the issue or deficiency is documented;

D.	procedures designed to ensure that Supervisors are given access to internal audit work products, including, but not limited to, all interim reports and final reports. For this purpose, interim reports include, at a minimum, any report that has been completed by Internal Audit for submission to management, regardless of whether subsequent reports are modified based on comments from management; and

E.	procedures for the establishment of a process to monitor the status and designed to ensure effective follow-up of corrective action taken to address weaknesses identified by audit and compliance personnel, or the Supervisors, and establish procedures to conduct targeted audits to evaluate remedial action.

OFAC Compliance

8.	Within 60 days of this Order, ABN AMRO shall submit to the Supervisors an acceptable written plan, consistent with the U.S. Law Compliance Program set forth in Part I of this Order, that includes:

	A.	Procedures designed to ensure that issues relating to compliance with OFAC regulations (31 C.F.R. Chapter V), or any guidelines issued or administered by OFAC, that arise in connection with operations of the Branches or other

U.S. offices of ABN AMRO, or that otherwise come to the attention of personnel of the Branches or other offices of ABN AMRO, are escalated to the appropriate compliance personnel;

	B.	procedures designed to ensure that any violations or apparent violations of regulations issued by OFAC are promptly reported and addressed;

	C.	the designation of a compliance official who has appropriate expertise in OFAC compliance for the Branches;

	D.	procedures designed to ensure that the compliance program of the Branches is adequately staffed and funded with respect to OFAC compliance; and

	E.	strategies for training of both U.S . and non-U.S. employees in OFAC issues appropriate to the employee’s job responsibilities on an ongoing basis, especially with regard to cross border United States dollar payment processing procedures.

9.	ABN AMRO shall continue to cooperate in providing information responding to any ongoing OFAC inquiries on the effective date of this Order, consistent with the cooperation it has provided to date in those inquiries.

MISCELLANEOUS

10.	The program, plans, and policies and procedures required by Paragraphs 1, 2, and 7-8 of this Order shall be submitted to the Supervisors for review and approval. Programs, plans, and policies and procedures required by Paragraphs 1, 2, and 6-8 shall be submitted within the time periods set forth in this Order. ABN AMRO and the Branches shall adopt the approved programs, plans and policies and procedures within 10 days of approval by the Supervisors unless otherwise set forth in a schedule of implementation included in the acceptable program, plan, or policies and procedures. During the term of this Order, the approved programs, plans and policies and procedures shall not be amended or rescinded without the prior written approval of the Supervisors, or U.S. Supervisors, as applicable.

11.	Within 20 days of the end of each month following the date of this Order, ABN AMRO and the Branches shall jointly submit to the Supervisors written progress reports detailing the form and manner of all actions taken to secure compliance with the provisions of this Order, and the results thereof. The Supervisors may, in writing, discontinue the requirement for progress reports or modify the reporting schedule.

12.	The provisions of this Order shall not bar, estop or otherwise prevent any of DNB, or any agency or department of The Netherlands, the Board of Governors, IDFPR, and the NYSBD or any other U.S. federal or state agency or department from taking any other action affecting ABN AMRO or any of its current or former subsidiaries, or affiliates.

13.	Each provision of this Order shall remain effective and enforceable according to the laws of The Netherlands, the United States of America, and the States of Illinois and New York, until stayed, modified, terminated or suspended by DNB, the Board of Governors, the IDFPR, and the NYSBD, as applicable. ABN AMRO may apply to DNB, the Board of Governors, the IDFPR and the NYSBD to have this Order terminated, modified or amended.

14.	No amendment to the provisions of this Order shall be effective unless made in writing by DNB, the Board of Governors, the IDFPR and the NYSBD, as applicable, and by ABN AMRO.

15.	The provisions of this Order shall be binding on ABN AMRO, its institution-affiliated parties, as defined by 12 U.S.C. §§ 1813(u) and 1818(b)(4) of the FDI Act, and ABN AMRO’s successors and assigns.

16.	No representations, either oral or written, except those provisions as set forth herein, were made to induce any of the parties to agree to the provisions as set forth herein.

17.	Notwithstanding any provision of this Order, DNB, the Board of Governors, the IDFPR and the NYSBD may, in their discretion, grant written extensions of time to ABN AMRO to comply with any provision of this Order.

18.	The Board of Governors delegates to the Reserve Banks the authority to approve the programs, plans or policies and procedures submitted pursuant to Paragraph 10, above.

19.	All communications regarding this Order shall be addressed to:

(a) Mr. Arnold Schilder
Executive Director
De Nederlandsche Bank N.V.
Westeinde 1
1017 ZN Amsterdam
The Netherlands

(b) Scott G. Alvarez, Esq.
General Counsel
Board of Governors of the
Federal Reserve System
20th & C Streets, NW
Washington, DC 20551

(c)	Mr. Robert A . O’Sullivan
Senior Vice President
Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

(d)	Ms. Catharine Lemieux, Ph. D.
Senior Vice President
Federal Reserve Bank of Chicago
230 North LaSalle St.
Chicago, IL 60604

(e)	Mr. Scott D. Clarke
Assistant Director
IDFPR, Division of Banking
500 East Monroe Street
Springfield, Illinois 62701

(f)	Mr. Michael J. Lesser
Deputy Superintendent
New York State Banking Department
One State Street
New York, NY 10004

(g)	ABN AMRO Bank N.V.
ABN AMRO Bank N.V. -- New York Branch
ABN AMRO Bank N.V. -- Chicago Branch
Carin Gorter
Group Compliance
Gustav Mahlerlaan 10, Amsterdam
P.O. Box 283 (HQ 9156)
1000 EA Amsterdam
The Netherlands

     By order of De Nederiandsche Bank (with respect to all Paragraphs except Paragraphs 3-5), the Board of Governors of the Federal Reserve System, the Illinois Department of Financial and Professional Regulation and the New York State Banking Department, effective this 19th day of December 2005.

ABN AMRO BANK N.V.		DE NEDERLANDSCHE BANK N.V.

By:	/s/ Rijkman W.J. Groenink	By:	/s/ Arnold Schilder

	Rijkman W.J. Groenink		Arnold Schilder
	Chairman of the Managing Board		Executive Director

By:	/s/ Joost Ch.L. Kuiper	BOARD Of GOVERNORS OF THE
FEDERAL RESERVE SYSTEM
Joost Ch.L. Kuiper
	Member of the Managing Board	By:	/s/ Jennifer J. Johnson

Jennifer J. Johnson
ABN AMRO BANK N.V.			Secretary of the Board
New York Branch

By:	/s/ Rijkman W.J. Groenink	NEW YORK STATE BANKING
DEPARTMENT
Rijkman W.J. Groenink
	Chairman of the Managing Board	By:	/s/ Diana L. Taylor

Diana L. Taylor
By:	/s/ Joost Ch.L. Kuiper		Superintendent of Banks

Joost Ch.L. Kuiper
	Member of the Managing Board	ILLINOIS DEPARTMENT OF FINANCIAL
AND PROFESSIONAL REGULATION

		By:	/s/ Scott D. Clarke

Scott D. Clarke
Assistant Director
Division of Banking

ABN AMRO BANK N.V.
Chicago Branch

By:	/s/ Rijkman W.J. Groenink

Rijkman W.J. Groenink
Chairman of the Managing Board By

By:	/s/ Joost Ch.L. Kuiper

Joost Ch.L. Kuiper
Member of the Managing Board

Item 3

UNITED STATES OF AMERICA
BEFORE THE
BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
WASHINGTON, D.C.

OFFICE OF FOREIGN ASSETS CONTROL
U.S. DEPARTMENT OF THE TREASURY

STATE OF ILLINOIS
DEPARTMENT OF FINANCIAL AND PROFESSIONAL REGULATION

NEW YORK STATE BANKING DEPARTMENT
NEW YORK, NEW YORK

In the Matter of	)
	)	FRB Dkt. No. 05-035-CMP-FB
ABN AMRO BANK N.V .	)
Amsterdam, The Netherlands	)
	)	Order of Assessment of a Civil Money
ABN AMRO BANK N.V .	)	Penalty, Monetary Payment and Order
NEW YORK BRANCH	)	to File Reports Issued Upon Consent
New York, New York	)
)
ABN AMRO BANK N.V .	)
CHICAGO BRANCH	)
Chicago, Illinois	)
)

     WHEREAS, the Board of Governors of the Federal Reserve System (the “Board of Governors”) is the host country supervisor in the United States of ABN AMRO Bank N.V., Amsterdam, The Netherlands (“ABN AMRO”), a foreign bank as defined in section 3101(7) of the International Banking Act (12 U.S.C. § 3101(7)), including its New York Branch and its Chicago Branch (collectively, the “Branches”), and a registered bank holding company;

     WHEREAS, the United States Department of the Treasury, Office of Foreign Assets Control (“OFAC”), pursuant to the authority provided under the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 - 1706) (“IEEPA”), administers the Iranian

Transactions Regulations (31 C.F.R. Part 560) (the “ITR”) and the Libyan Sanctions Regulations (31 C.F.R. Part 550) (the “LSR”), which prohibit and regulate certain transactions by the Branches;

     WHEREAS, the New York State Banking Department (the “NYSBD”) is the licensing agency of the New York Branch of ABN AMRO, pursuant to Article II of the New York Banking Law (“NYBL”), and is responsible for the supervision and regulation thereof pursuant to the NYBL;

     WHEREAS, the Illinois Department of Financial and Professional Regulation, Division of Banking (the “IDFPR”) pursuant to the authority provided under Section 3 of the Foreign Banking Office Act, (205 ILCS 645/1 et seq.) supervises and has examination authority over the foreign banking office maintained by ABN AMRO in the state of Illinois;

     WHEREAS, the Board of Governors, the NYSBD, the IDFPR (collectively, the “U.S. Supervisors”) and OFAC issue this combined Order of Assessment of a Civil Money Penalty and Monetary Payment and Order to File Reports Issued Upon Consent against ABN AMRO (the “Order”), in conjunction with a joint supervisory action issued concurrently against ABN AMRO by De Nederlandsche Bank (the home country supervisor of ABN AMRO) and the U.S. Supervisors (collectively, the “Supervisors”);

     WHEREAS, the Board of Governors issues this Order pursuant to section 8(i)(2)(B) of the Federal Deposit Insurance Act, as amended (12 U.S.C. § 1818(i)(2)(B)) (the “FDI Act”), the IDFPR issues this Order pursuant to Section 18 of the Foreign Banking Office Act, (205 ILCS 645/1 et seq.) and Section 48 (6)(b) of the Illinois Banking Act, (205 ILCS 5/1 et seq.), and the NYSBD issues this Order pursuant to Section 44 of the NYBL;

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     WHEREAS, OFAC issues this Order pursuant to section 1705 of IEEPA, sections 560.701 - 560.706 of the ITR, and sections 550.701 – 550.706 of the LSR;

     WHEREAS, on July 23, 2004, ABN AMRO and the New York Branch entered into a Written Agreement with the Federal Reserve Banks of New York and Chicago (collectively, the “Reserve Banks”), the IDFPR and the NYSBD designed to correct deficiencies at the New York Branch relating to anti-money laundering policies, procedures, and practices (the “Written Agreement”), and ABN AMRO and the New York Branch have taken substantial steps to rectify the deficiencies set forth in the Written Agreement and continue to take additional steps;

     WHEREAS, after execution of the Written Agreement, and in response to its requirements, ABN AMRO discovered and provided additional information to the Supervisors and OFAC regarding a pattern of previously undisclosed unsafe and unsound practices, and violations of the ITR and LSR that justify an OFAC civil penalty, warranting further enforcement action. Specifically, based on the information submitted by ABN AMRO and other information gathered by the Supervisors and OFAC:

     A. ABN AMRO lacked adequate risk management and legal review policies and procedures to ensure compliance with applicable U.S. law, and failed to adhere to those policies and procedures that it did have. As a result, one of ABN AMRO’s overseas branches was able to develop and implement “special procedures” for certain funds transfers, check clearing operations, and letter of credit transactions that were designed and used to circumvent the compliance systems established by the Branches to ensure compliance with the laws of the U.S. In particular, the “special procedures” circumvented the Branches’ systems for ensuring compliance with the regulations issued by OFAC (31 C.F.R. Chapter V). ABN AMRO failed to

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adequately review such “special procedures” to determine whether the execution of the procedures was consistent with U.S. laws;

     B. ABN AMRO lacked effective systems of governance, audit, and internal control to oversee the activities of the Branches with respect to legal, compliance, and reputational risk, and failed to adhere to those systems that it did have, especially those relating to anti-money laundering policies and procedures, including the procedures to implement the Currency and Foreign Transactions Reporting Act, 31 U.S.C. § 5311 et seq. (the Bank Secrecy Act (the “BSA”)); the rules and regulations issued thereunder by the U.S. Department of the Treasury (31 C.F.R. Part 103); and the suspicious activity reporting requirements of Regulation K of the Board (12 C.F.R. § 211.24(f)) .. As a result, ABN AMRO and the Branches (1) failed to adequately document, report, and follow up on negative findings from certain internal audits; (2) failed to produce negative audit findings in a timely manner to the U.S. Supervisors, and to appropriate internal governing bodies; (3) failed to follow-up on inquiries referred to the New York Branch from overseas offices regarding compliance with U.S. law; (4) overstated to internal auditors, compliance personnel, and the U.S. Supervisors the extent of due diligence efforts undertaken by certain branches outside the United States with respect to high risk correspondent banking customers; and (5) failed to escalate the “special procedures” for review outside of the trade processing business or reporting line;

     C. Following the action of an overseas ABN AMRO branch that removed or revised the identification of the relevant parties, the Branches engaged in transactions or dealings in or related to services of Iranian origin or for exportation, directly or indirectly, to Iran and the facilitation of exportation of services to Iran, in violation of sections 560.206 and 560.208 of the ITR, and also violated section 560.203 of the ITR, which prohibits transactions that evade or

4

avoid, or have the purpose of evading or avoiding, the ITR. These violations justify an OFAC civil penalty. Specifically:

     i. Prior to August 1, 2004, the New York Branch processed wire transfers originated by Bank Melli Iran, a financial institution owned or controlled by the Government of Iran. The payment instructions on the wire transfers had been modified by one of ABN AMRO’s overseas branches such that any reference to Bank Melli Iran was removed.

     ii. Prior to August 1, 2004, the Branches advised a number of letters of credit issued by Bank Melli Iran. The letters of credit had been reissued by one of ABN AMRO’s overseas branches such that any reference to Bank Melli Iran was removed; and

     D. Following the action of an overseas ABN AMRO branch that removed or revised the identification of the relevant parties, the Branches engaged in transactions in which the Government of Libya had an interest, in violation of section 550.209 of the LSR, and transactions that had the purpose or effect of evading or avoiding the LSR, in violation of section 550.208 of the LSR. These violations justify an OFAC civil penalty. Specifically:

     i. Prior to August 1, 2004, the Branches of ABN AMRO advised letters of credit for Arab Bank for Investment and Foreign Trade (“ARBIFT”), a U.A.E. chartered bank, which was an entity determined by the Secretary of the Treasury to be the Government of Libya. The letters of credit had been reissued by one of ABN AMRO’s overseas branches, which obscured the ARBIFT origin of the letters;

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     ii. Prior to August 1, 2004, the Chicago Branch of ABN AMRO cleared U.S. dollar checks for ARBIFT. The cleared checks were submitted by one of ABN AMRO’s overseas branches, which had arranged for ARBIFT to not endorse or stamp the checks.

     WHEREAS, the unsafe and unsound practices described above make it appropriate that the U.S. Supervisors separately assess civil money penalties against ABN AMRO;

     WHEREAS, the violations describe above make it appropriate that OFAC order that ABN AMRO file certain reports;

     WHEREAS, ABN AMRO has consented to the assessment of a civil money penalty in the amount of forty million dollars ($40,000,000) by the Board of Governors pursuant to section 8(i)(2)(B) of the FDI Act (12 U.S.C. § 1818(i)(2)(B)) and by OFAC for violations of the ITR and LSR described in this Order;

     WHEREAS, ABN AMRO has consented to the assessment of a concurrent civil money penalty in the amount of thirty million dollars ($30,000,000) by the U.S. Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) for violations of the anti-money laundering program and suspicious activity reporting requirements of the BSA, which penalty shall be satisfied in a single payment required under this Order;

     WHEREAS, ABN AMRO has consented to the assessment of a civil money penalty in the amount of twenty million dollars ($20,000,000) by the NYSBD pursuant to Section 44 of the NYBL for engaging in unsafe and unsound practices and for failing to maintain or make available at the New York Branch appropriate books, accounts, and records reflecting all transactions effected by or on behalf of the New York Branch, as required by Section 200-c of the NYBL;

6

     WHEREAS, ABN AMRO in accordance with the provisions contained under Section 25 of the Illinois Administrative Procedure Act, (5 ILCS 100/1-1 et seq.), has consented to the assessment of a civil monetary penalty in the amount of fifteen million dollars ($15,000,000) by the IDFPR pursuant to the authority provided under Section 18 of the Foreign Banking Office Act, (205 ILCS 645/1 et seq.) and Section 48 (8) of the Illinois Banking Act, (205 ILCS 5/1 et seq.) for violations of the Foreign Banking Office Act and for engaging in a series of unsafe and unsound banking practices;

     WHEREAS, in addition to the above referenced civil monetary penalty, ABN AMRO agrees to make a voluntary endowment to the Illinois Bank Examiners’ Education Foundation (“IBEEF”) in the amount of five million dollars ($5,000,000). The endowment shall be utilized by IBEEF for the purpose of funding continuing education and professional training activities for the examination employees of the IDFPR, Division of Banking, as authorized pursuant to the Illinois Bank Examiners’ Education Foundation Act, (20 ILCS 3210/1);

     WHEREAS, on December 19, 2005, the Managing Board of ABN AMRO adopted a resolution:

A. authorizing and directing Rijkman W.J. Groenink, Chairman of ABN AMRO and Joost Ch.L. Kuiper to enter into this Order on behalf of ABN AMRO, the New York Branch, and the Chicago Branch consenting to compliance by ABN AMRO, the New York Branch, the Chicago Branch, and their institution-affiliated parties, as defined in sections 3(u) and 8(b)(4) of the FDI Act (12 U.S.C. §§ 1813(u) and 1818(b)(4)), with each and every provision of this Order;

7

B. waiving any and all rights that ABN AMRO, the New York Branch and the Chicago Branch may have pursuant to 12 U.S.C. §§ 1818 and 1847 or 12 C.F.R. Part 263, the ITR, the LSR or otherwise:

(i)	to the issuance of a Notice of Charges and of Hearing, Prepenalty Notice, or Penalty Notice on any matter set forth in this Order;

(ii)	to a hearing for the purpose of taking evidence of any matters set forth in this Order;

(iii)	to judicial review of this Order; and

(iv)	to challenge or contest, in any manner, the basis, issuance, validity, terms, effectiveness or enforceability of this Order or any provision hereof.

     NOW, THEREFORE, before the filing of any notices, or taking of any testimony or adjudication of or finding on any issues of fact or law herein, and without this Order constituting an admission or denial by ABN AMRO, the New York Branch, or the Chicago Branch of any allegation made or implied by the Board of Governors, IDFPR, or the NYSBD in connection with this matter, and solely for the purpose of settling this matter without a formal proceeding being filed and without the necessity for protracted or extended hearings or testimony and pursuant to the aforesaid resolution:

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CIVIL MONEY PENALTY ASSESSED BY THE BOARD OF GOVERNORS AND OFAC

     IT IS HEREBY ORDERED, pursuant to section 8(i) of the FDI Act, 12 U.S.C. § 1818 (i), and section 560.701 – 560.706 of the ITR, and sections 550.701 – 550.706 of the LSR that:

1.	ABN AMRO is assessed and shall pay to the Board of Governors a civil money penalty in the amount of forty million dollars ($40,000,000);

2.	Payment of the penalty shall be made prior to the date this Order becomes effective by a Fedwire transfer to the Federal Reserve Bank of Richmond, ABA No. 05 1000033, to the beneficiary, the Board of Governors of the Federal Reserve System. The Board of Governors, or the Federal Reserve Bank of Richmond on its behalf, shall remit to the United States Treasury on behalf of the Board of Governors, FinCEN, and OFAC as required by statute upon the date this Order becomes effective.

3.	The civil money penalty assessed pursuant to paragraph 1 of this Order shall be concurrent with the penalty of thirty million dollars ($30,000,000) assessed against ABN AMRO by FinCEN, and shall be satisfied by a single payment in the amount of forty million ($ 40,000,000), paid pursuant to Paragraph 2, above.

4.	The civil money penalty assessed pursuant to paragraph 1 of this Order includes the civil monetary penalty assessed against the Branches by OFAC for the violations of the ITR and LSR described in this Order . The OFAC civil monetary penalty shall be satisfied by a single payment pursuant to paragraph 2 of this Order of the amount specified in paragraph 1 of this Order.

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MONETARY PAYMENT UNDER NEW YORK LAW

5.	ABN AMRO and the New York Branch are hereby assessed and shall pay to the NYSBD a monetary payment in the amount of twenty million dollars ($20,000,000) pursuant to NYBL Section 44. The monetary payment assessed by this Order shall be remitted in full at the time of the execution of this Order pursuant to transfer instructions received from the NYSBD.

MONETARY PAYMENT UNDER ILLINOIS LAW

6.	ABN AMRO and the Chicago Branch are hereby assessed and shall pay to the IDFPR a monetary payment of fifteen million dollars ($15,000,000) pursuant to the authority provided under Section 18 of the Foreign Banking Office Act, (205 ILCS 645/1 et seq.) and Section 48 (8) of the Illinois Banking Act, (205 ILCS 5/1 et seq). The monetary payment assessed by this Order shall be remitted in full by means of a certified or cashiers check made payable to the IDFPR within 10 business days (ten) of the entry of this Order.

In addition to the above referenced monetary payment, ABN AMRO agrees to make a voluntary endowment to the Illinois Bank Examiners’ Education Foundation (“IBEEF”) in the amount of five million dollars ($5,000,000). The endowment shall be utilized by IBEEF for purpose of funding continuing education and professional training activities for the examination employees of the IDFPR, Division of Banking, as authorized pursuant to the Illinois Bank Examiners’ Education Foundation Act, (20 ILCS 3210/1). This endowment shall be remitted in full by means of a certified or cashiers check made payable to IBEEF within ten business days (10) of the entry of this order.

10

REPORTS ORDERED BY OFAC

     IT IS FURTHER ORDERED BY OFAC, pursuant to the Reporting and Procedures Regulations, 31 C.F.R. § 501.602:

7.	ABN AMRO shall use a qualified independent third party to review transactions in its Chennai, India operation from January 1, 2003, through August 31, 2004, to determine (in the case of unaffiliated parties, based on information in the possession of ABN AMRO) whether any transactions subject to the ITR or the LSR were processed through, or on behalf of, any U.S. individual or entity (including, but not limited to, overseas branches of U.S. banks). A detailed report of the review, including information on any such transactions found to have been processed through, or on behalf of, a U.S . individual or entity, is to be forwarded to OFAC within six months of the date of this Order.

8.	ABN AMRO shall use a qualified independent third party to review transactions in its Dubai, U.A.E. branch and its Chennai, India operation to determine (in the case of unaffiliated parties, based on information in the possession of ABN AMRO) whether any transactions subject to any OFAC regulation, including any regulation contained in 31 C.F.R. Chapter V other than the ITR and LSR, were processed through, or on behalf of, any U.S. individual or entity (including, but not limited to, overseas branches of U.S. banks). The review shall cover the period from August 1, 2002, through August 31, 2004. A detailed report of the review, including information on any such transactions found to have been processed through, or on behalf of, a U.S. individual or entity, is to be forwarded to OFAC within six months of the date of this Order.

9.	On an annual basis, for a period of three years, beginning with transactions processed on or after September 1, 2004, ABN AMRO shall use a qualified independent third party to

11

review transactions in its Dubai, U.A.E. branch and Chennai, India operation to determine (in the case of unaffiliated parties, based on information in the possession of ABN AMRO) whether any transactions subject to any OFAC regulation, including any regulation contained in 31 C.F.R. Chapter V, were processed through, or on behalf of, any U.S. individual or entity (including, but not limited to, overseas branches of U.S. banks). A detailed report of each annual review, including information on any such transactions found to have been processed through, or on behalf of, a U.S. individual or entity, is to be forwarded to OFAC on the anniversary dates of this Order.

10.	Should OFAC find it necessary to send its representatives to consult on site with the independent third party conducting the above-referenced reviews, OFAC will liaise with De Nederlandsche Bank and with local regulatory authorities. ABN AMRO pledges its full cooperation with OFAC's representatives, to the extent permitted by local law, and agrees to cover the travel costs incurred by OFAC in any such consultation and liaison.

MISCELLANEOUS

11.	The provisions of this Order shall not bar, estop or otherwise prevent the Board of Governors, OFAC, the IDFPR, or the NYSBD or any other U.S. federal or state agency or department from taking any other action affecting ABN AMRO or any of its current or former subsidiaries, or affiliates.

12.	Each provision of this Order shall remain effective and enforceable according to the laws of the United States of America, Illinois, and New York, until stayed, modified, terminated or suspended by the Board of Governors, OFAC, IDFPR, and the NYSBD.

12

13.	No amendment to the provisions of this Order shall be effective unless made in writing by the Board of Governors, OFAC, the IDFPR, and the NYSBD, as applicable, and by ABN AMRO.

14.	The provisions of this Order shall be binding on ABN AMRO, and its successors and assigns.

15.	No representations, either oral or written, except those provisions as set forth herein, were made to induce any of the parties to agree to the provisions as set forth herein.

16.	All communications regarding this order shall be addressed to:

(a)	Scott G. Alvarez, Esq.
General Counsel
Board of Governors of the
Federal Reserve System
20th & C Streets, NW
Washington, DC 20551

(b)	Mr. Robert A . O’Sullivan
Senior Vice President
Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

(c)	Ms . Catharine Lemieux, Ph.D.
Senior Vice President
Federal Reserve Bank of Chicago
230 North LaSalle St.
Chicago, IL 60604

(d)	Mr. Robert W. Werner
Director
Office of Foreign Assets Control
U.S. Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington, DC 20220

13

(e)	Mr. Scott D. Clarke
Assistant Director
IDFPR, Division of Banking
500 East Monroe Street
Springfield, Illinois 62701

(f)	Mr. Michael J. Lesser
Deputy Superintendent
New York State Banking Department
One State Street
New York, NY 10004

(g)	ABN AMRO Bank N.V.
ABN AMRO Bank N.V. - - New York Branch
ABN AMRO Bank N.V. - - Chicago Branch
Carin Gortier
Group Compliance
Gustav Mahlerlaan 10, Amsterdam
P.O. Box 283 (HQ 9156)
1000 EA Amsterdam
The Netherlands

     By order of the Board of Governors of the Federal Reserve System, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the State of Illinois Department of Financial and Professional Regulation, and the New York State Banking Department, effective this 19th day of December 2005.

ABN AMRO BANK N.V.		BOARD OF GOVERNORS OF THE
FEDERAL RESERVE SYSTEM

By:	/s/ Rijkman W.J. Groenink	By:	/s/ Jennifer J. Johnson

	Rijkman W.J. Groenink		Jennifer J. Johnson,
	Chairman of the Managing Board		Secretary of the Board

By:	/s/ Joost Ch.L. Kuiper

Joost Ch.L. Kuiper
Member of the Managing Board

14

OFFICE OF FOREIGN ASSETS
CONTROL

		By:	/s/ Robert W. Werner

Robert W. Werner
Director

ABN AMRO BANK N.V .		NEW YORK STATE BANKING
New York Branch		DEPARTMENT

By:	/s/ Rijkman W.J . Groenink	By:	/s/ Diana L. Taylor

	Rijkman W.J . Groenink		Diana L. Taylor
	Chairman of the Managing Board		Superintendent of Banks

ILLINOIS DEPARTMENT OF
By:	/s/ Joost Ch.L. Kuiper	FINANCIAL AND PROFESSIONAL
REGULATION
Joost Ch.L. Kuiper
Member of the Managing Board
		By:	/s/ Scott D. Clarke

ABN AMRO BANK N.V.			Scott D. Clarke
Chicago Branch			Assistant Director
Division of Banking

By:	/s/ Rijkman W.J. Groenink

Rijkman W.J. Groenink
Chairman of the Managing Board

By:	/s/ Joost Ch.L. Kuiper

Joost Ch.L. Kuiper
Member of the Managing Board

15

Item 4

UNITED STATES OF AMERICA
DEPARTMENT OF THE TREASURY
FINANCIAL CRIMES ENFORCEMENT NETWORK

IN THE MATTER OF:	)
)
	)	Number 2005-5
THE NEW YORK BRANCH	)
ABN AMRO BANK N.V.	)
NEW YORK, NEW YORK	)

ASSESSMENT OF CIVIL MONEY PENALTY

I.   INTRODUCTION

     The Secretary of the United States Department of the Treasury has delegated to the Director of the Financial Crimes Enforcement Network the authority to determine whether a financial institution has violated the Bank Secrecy Act and the regulations issued pursuant to that Act,1 and what, if any, sanction is appropriate.

     In order to resolve this matter, and only for that purpose, ABN AMRO Bank N.V. (“ABN AMRO”) has entered into a CONSENT TO THE ASSESSMENT OF CIVIL MONEY PENALTY (“CONSENT”) dated December 19, 2005, without admitting or denying the determinations by the Financial Crimes Enforcement Network, as described in Sections III and IV below, except as to jurisdiction in Section II below, which is admitted.

     The CONSENT is incorporated into this ASSESSMENT OF CIVIL MONEY PENALTY (“ASSESSMENT”) by this reference.

II.  JURISDICTION

     ABN AMRO is a wholly-owned subsidiary of ABN AMRO Holding N.V., a public limited liability company incorporated under the laws of The Netherlands. ABN AMRO is a banking institution organized under the laws of The Netherlands, with headquarters in Amsterdam. ABN AMRO has over 3,000 branches, agencies, offices, and subsidiaries - members of the ABN AMRO Network - in over 60 countries. The ABN AMRO Network provides retail, private, corporate, correspondent, and other banking services to numerous businesses, institutions, and individuals throughout the world.

     1 31 U.S.C. §§ 5311 et seq. and 31 CFR Part 103.

     The ABN AMRO Network includes a number of branches, agencies, offices, or subsidiaries of ABN AMRO in the United States, through which ABN AMRO conducts operations in the United States. The New York Branch of ABN AMRO operates pursuant to a license from the New York State Banking Department. At all times relevant to this matter, the New York Branch of ABN AMRO was a “financial institution” and a “bank” within the meaning of the Bank Secrecy Act and the regulations issued pursuant to that Act.2

     The Federal Reserve examines the operations of ABN AMRO in the United States for compliance with the Bank Secrecy Act and its implementing regulations, and for compliance with similar requirements under Title 12 of the United States Code. The New York State Banking Department also examines the New York Branch of ABN AMRO for compliance with requirements under banking laws of the State of New York comparable to those of the Bank Secrecy Act and its implementing regulations.

     As of December 31, 2004, ABN AMRO Holding N.V. had consolidated total assets of approximately $830 billion. For the year ending December 31, 2004, ABN AMRO Holding N.V. had consolidated total revenue of approximately $24 billion. As of June 30, 2005, the New York Branch of ABN AMRO had assets of approximately $35 million.

III. DETERMINATIONS

     A. Summary

     This matter involves the North American Regional Clearing Center, a unit within the New York Branch of ABN AMRO. The North American Regional Clearing Center operated as a clearing institution for funds transfers in United States dollars. The North American Regional Clearing Center served as an intermediary institution. Prior to 1991, the North American Regional Clearing Center performed the clearing function primarily for other members of the ABN AMRO Network. Beginning in 1991, the New York Branch of ABN AMRO marketed the services of the North American Regional Clearing Center to institutions independent of the ABN AMRO Network. As of May 21, 2003, more than 400 institutions independent of the ABN AMRO Network held correspondent accounts with the North American Regional Clearing Center.

     Beginning in 1998, the New York Branch of ABN AMRO focused substantial marketing efforts on small and mid-sized financial institutions in Russia. As of December 31, 1998, approximately 30 financial institutions in Russia held correspondent accounts with the North American Regional Clearing Center. The number more than tripled during the following year, and approximately 35 financial institutions in Russia opened correspondent accounts with the North American Regional Clearing Center during 2000. The majority of financial institutions in Russia had no relationship with the New York Branch of ABN AMRO other than correspondent accounts with the North American Regional Clearing Center, and no relationship with any member of the ABN AMRO Network other than the New York Branch of ABN AMRO. These financial institutions utilized the ABN AMRO Network and the New York Branch of ABN

     2 31 U.S.C. § 5312(a)(2) and 31 C.F.R. § 103.11.

AMRO primarily as a means of obtaining access to dollar clearing and settlement systems in the United States.

     On average, the North American Regional Clearing Center processed approximately 30,000 funds transfers per day. The location, number, and size of financial institutions holding correspondent accounts with the North American Regional Clearing Center - and the volume of funds transfers that the North American Regional Clearing Center processed - posed a substantial risk of money laundering. The New York Branch of ABN AMRO failed to apply an adequate system of internal controls reasonably designed to assure compliance with the Bank Secrecy Act and manage the risk of money laundering at the North American Regional Clearing Center. The New York Branch of ABN AMRO was not adequately staffed to coordinate and monitor day-to-day compliance with the Bank Secrecy Act. The New York Branch of ABN AMRO also failed to provide adequate training to ensure compliance with the Bank Secrecy Act. The New York Branch of ABN AMRO’s failure to implement an adequate Bank Secrecy Act compliance or anti-money laundering program resulted in extensive violations of the requirement to report suspicious transactions. Violations of the Bank Secrecy Act and its implementing regulations by the New York Branch of ABN AMRO were serious, longstanding and systemic.

      On July 23,2004, ABN AMRO and the New York Branch of ABN AMRO executed a “Written Agreement,” as the term is used in Section 8 of the Federal Deposit Insurance Act, with the Federal Reserve Bank of Chicago, the Federal Reserve Bank of New York, the New York State Banking Department, and the Illinois Department of Financial and Professional Regulation. The Agreement requires the implementation of measures to assure and monitor compliance with the Bank Secrecy Act and its implementing regulations, including, but not limited to measures designed to improve the system of internal controls at the New York Branch of ABN AMRO, particularly in the area of dollar clearing operations.

     B. Violations of the Requirement to Establish and Implement an Adequate Bank Secrecy Act Compliance or Anti-Money Laundering Program

     The Financial Crimes Enforcement Network has determined that the New York Branch of ABN AMRO violated the requirement to establish and implement an adequate Bank Secrecy Act compliance or anti-money laundering program. Since April 24, 2002, the Bank Secrecy Act and its implementing regulations have required state-licensed branches of foreign banks to establish and implement anti-money laundering programs.3 The New York Branch of ABN AMRO complies with this requirement if it establishes and implements a program that conforms with rules of the Board of Governors of the Federal Reserve System.4 Since 1993, the Board of Governors of the Federal Reserve System has required a program “reasonably designed to assure and monitor compliance” with reporting and recordkeeping requirements under the Bank Secrecy Act.5 Reporting requirements under the Bank Secrecy Act include the requirement to report suspicious transactions. A Bank Secrecy Act compliance or anti-money laundering

     331 U.S.C. § 5318(h)(1) and 31 C.F.R. § 103.120.

     431 C.F.R. § 103.120.

     512 C.F.R. § 208.63(b)(1).

program must contain the following elements: (1) a system of internal controls;6 (2) independent testing for compliance;7 (3) the designation of an individual or individuals to coordinate and monitor day-to-day compliance;8 and (4) training of appropriate personnel.9

          1. Internal Controls

     The New York Branch of ABN AMRO failed to implement a system of internal controls reasonably designed to manage the risk of money laundering and assure compliance with the Bank Secrecy Act. The locations, number and sizes of financial institutions holding correspondent accounts with the North American Regional Clearing Center - and the volume of funds transfers that the North American Regional Clearing Center processed - posed a substantial risk of money laundering.

     Until August of 1999, the New York Branch of ABN AMRO had no formal procedures for conducting due diligence on financial institutions holding correspondent accounts with the North American Regional Clearing Center. Although the New York Branch of ABN AMRO did eventually establish formal procedures, the Branch lacked complete documentation to adequately assess the potential for money laundering and execute a risk rating for many of these financial institutions including important information on ownership, management, customer base or business activities. Furthermore, procedures and controls failed to ensure that the New York Branch of ABN AMRO gathered and reviewed meaningful information from the financial institutions or other readily available sources on the existence of anti-money laundering programs, relevant host country laws and regulations, or similar safeguards at the correspondent institutions. In short, documentation failed to include information necessary for assessing - in an accurate and meaningful manner - the risk of money laundering that each institution posed, and failed to evidence that the New York Branch of ABN AMRO ever conducted adequate due diligence on the financial institutions. The lack of complete documentation continued into 2003. In fact, an internal review of documentation at the North American Regional Clearing Center indicated that, as of January 26, 2003, the New York Branch of ABN AMRO lacked complete documentation for institutions holding fifty percent of all correspondent accounts with the North American Regional Clearing Center.

     In addition, the New York Branch of ABN AMRO failed to adequately monitor funds transfers processed by the North American Regional Clearing Center for potential suspicious activity. Until February of 2002, ABN AMRO relied solely on sporadic manual transaction monitoring by a single employee, despite the need for automated monitoring of the funds transfers. In February of 2002, the New York Branch of ABN AMRO implemented an automated transaction monitoring system. However, a substantial percentage of funds transfers that the North American Regional Clearing Center processed flowed to or from beneficiaries or originators with accounts at institutions independent of the ABN AMRO Network. Due to the

     612 C.F.R. § 208.63(c)(1).

     712 C.F.R. § 208.63(c)(2).

     812 C.F.R. § 208.63(c)(3).

     912 C.F.R. § 208.63(c)(4).

lack of complete documentation for many of these institutions, the New York Branch of ABN AMRO often lacked information necessary for assessing - in an accurate and meaningful manner - the risk of money laundering and other illicit activity posed by each institution. This prevented the New York Branch of ABN AMRO from incorporating an accurate and meaningful assessment of the risk of money laundering - or information on which the New York Branch of ABN AMRO would base the assessment - into the automated monitoring system.

     Moreover, the New York Branch of ABN AMRO failed to incorporate reliable and publicly available information concerning “shell companies” into the automated monitoring system. During the period from August of 2002 to September of 2003, the North American Regional Clearing Center processed approximately 20,000 funds transfers - with an aggregate value of approximately $3.2 billion - that involved “shell companies” in the United States serving as originators or beneficiaries, and institutions in Russia or other former Republics of the Soviet Union serving as originating or beneficiary institutions. The “shell companies” - business entities that lacked a physical presence - were primarily limited liability companies. In October of 2000, the Government Accounting Office published a report detailing the risk that criminals in Russia could utilize “shell companies” organized in the United States as a means of concealing identity. The New York Branch of ABN AMRO failed to adequately evaluate this readily available information and implement sufficient transaction monitoring systems and controls for shell company activity. Instead, and only upon strong urging from regulators, the New York Branch of ABN AMRO commenced an analysis of the activity in August of 2003 - one year after many of the transactions occurred.

     Furthermore, the New York Branch of ABN AMRO failed to incorporate into the automated monitoring system information on institutions that the New York Branch of ABN AMRO had identified in suspicious activity reports, and information on institutions with correspondent accounts at the North American Regional Clearing Center that the New York Branch of ABN AMRO had closed. To illustrate, in January of 2002, the New York Branch of ABN AMRO filed a suspicious activity report involving a financial institution located in a former Republic of the Soviet Union. In July of 2002, the New York Branch of ABN AMRO closed all correspondent accounts that the institution held with the North American Regional Clearing Center. Afterwards, the same institution opened accounts at one or more institutions holding correspondent accounts with the North American Regional Clearing Center. From August of 2002 through September of 2003, the North American Regional Clearing Center processed approximately $100 million in funds transfers involving the institution. The funds transfers flowed through the correspondent accounts of the other institutions. The automated monitoring system at ABN AMRO failed to detect and enable the timely reporting of suspicious activity involving the financial institution.

     Finally, the New York Branch of ABN AMRO failed to investigate numerous alerts generated by the automated monitoring system of transactions bearing indicia of suspicious activity. Until July of 2002, the New York Branch of ABN AMRO assigned the task of reviewing and investigating the alerts or reports to only three individuals - staffing clearly inadequate in light of both the volume of the alerts or reports, and the other functions these individuals performed for the New York Branch of ABN AMRO.

     In April of 2003, the New York Branch of ABN AMRO attempted to address perceived inadequacies in the automated monitoring system by replacing the system. However, as of October 31, 2003, the New York Branch of ABN AMRO was still unable to fully utilize the capabilities of the new system to manage the risk of money laundering and ensure compliance with the Bank Secrecy Act.

          2. The Designation of an Individual or Individuals to Coordinate and Monitor Day-To-Day Compliance with the Bank Secrecy Act

     The New York Branch of ABN AMRO failed to adequately staff the compliance function at the New York Branch of ABN AMRO with individuals responsible for coordinating and monitoring day-to-day compliance with the Bank Secrecy Act. Until December of 2001, only one individual at the New York Branch of ABN AMRO coordinated and monitored day-to-day compliance with the Bank Secrecy Act. The individual had other demanding responsibilities as manager of reconciliation and financial reporting. Furthermore, the individual had no previous work history directly related to Bank Secrecy Act compliance. Until July of 2002, the New York Branch of ABN AMRO assigned the task of coordinating and monitoring day-to-day compliance with the Bank Secrecy Act to only three individuals - staffing clearly inadequate in light of the volume of the activities that the New York Branch of ABN AMRO conducted, and the risk that these activities posed.

          3. Training

     The New York Branch of ABN AMRO failed to provide adequate training. Bank Secrecy Act compliance staff in critical positions displayed a lack of knowledge on the detection and reporting of suspicious transactions - a deficiency especially serious considering the substantial risk of facilitating money laundering that confronted the New York Branch of ABN AMRO.

     C. Violations of the Requirement to Report Suspicious Transactions

     The Financial Crimes Enforcement Network has determined that New York Branch of ABN AMRO violated the requirement to report suspicious transactions.10 The Bank Secrecy Act and its implementing regulations impose an obligation on a bank to report transactions that the bank “knows, suspects, or has reason to suspect” are suspicious. The bank must report the transactions if the transactions involve or aggregate to at least $5,000, and the transactions are “conducted or attempted by, at, or through” the bank. A transaction is “suspicious” if the transaction: (1) involves funds derived from illegal activities, or is conducted to disguise funds derived from illegal activities; (2) is designed to evade reporting or record keeping requirements under the Bank Secrecy Act; or (3) has no business or apparent lawful purpose or is not the sort in which the customer would normally be expected to engage, and the bank knows of no reasonable explanation for the transaction after examining the available facts, including background and possible purpose of the transaction. 11

     1031 U.S.C. § 5318(g) and 31 C.F.R. § 103.18.

      1131 C.F.R. § 103.18(a)(2)(i)-(iii).

     Banks must report suspicious transactions by filing suspicious activity reports.12 In general, a bank must file a suspicious activity report no later than thirty calendar days after detecting facts that may constitute a basis for filing a suspicious activity report. If no suspect was identified on the date of detection, a bank may delay the filing for an additional thirty calendar days, to identify a suspect. However, in no event may the bank file a suspicious activity report more than sixty calendar days after the date of detection.13

     The North American Regional Clearing Center operated as a clearing institution for funds transfers in United States dollars. All of these funds transfers represented transactions “conducted or attempted by, at, or through” the New York Branch of ABN AMRO.

     The absence of effective internal controls, training and designated personnel at the New York Branch of ABN AMRO resulted in extensive violations of the requirement to timely report suspicious transactions. During the period from 1996 through 2001, the New York Branch of ABN AMRO filed only 12 suspicious activity reports. In contrast, the New York Branch of ABN AMRO filed escalating numbers of suspicious activity reports during the period from 2002 through 2004 - after the Federal Reserve and New York State Banking Department applied elevated scrutiny to compliance by the New York Branch of ABN AMRO with the Bank Secrecy Act. The New York Branch of ABN AMRO delinquently filed a substantial number of suspicious activity reports involving in aggregate a substantial dollar amount of transactions.

     In addition, the New York Branch of ABN AMRO filed incomplete or inaccurate suspicious activity reports. Numerous suspicious activity reports characterized transactions as terrorist financing without sufficient cause, failed to identify as suspects institutions holding correspondent accounts with the North American Regional Clearing Center, or contained little or no description of the transactions at issue in direct contravention of the instructions on the report.

IV. CIVIL MONEY PENALTY

     Under the authority of the Bank Secrecy Act and the regulations issued pursuant to that Act,14 the Financial Crimes Enforcement Network has determined that a civil money penalty is due for the violations of the Bank Secrecy Act and the regulations issued pursuant to that Act described in this ASSESSMENT.

     Based on the seriousness of the violations at issue in this matter, and the financial resources available to the New York Branch of ABN AMRO, the Financial Crimes Enforcement Network has determined that the appropriate penalty in this matter is $30,000,000.

V. CONSENT TO ASSESSMENT

     1231 C.F.R. § 103.18(b)(2).

      1331 C.F.R. § 103.18(b)(3).

      1431 U.S.C. § 5321 and 31 C.F.R. § 103.57.

     To resolve this matter, and only for that purpose, ABN AMRO, without admitting or denying either the facts or determinations described in Sections III and IV above, except as to jurisdiction in Section II, which is admitted, consents to the assessment of a civil money penalty against the New York Branch of ABN AMRO in the amount of $30,000,000. The assessment shall be concurrent with the assessment of civil money penalty, in the amount of $40,000,000, by the Board of Governors of the Federal Reserve System, and shall be satisfied by one payment of $30,000,000 to the Department of the Treasury.

     ABN AMRO agrees to pay the amount of $30,000,000 within five business days of this ASSESSMENT. Such payment shall be:

a.	Made by certified check, bank cashier’s check, bank money order, or wire;

b.	Made payable to the United States Department of the Treasury;

c.	Hand-delivered or sent by overnight mail to the Financial Crimes Enforcement Network, Attention: Associate Director, Administration & Communications Division, 2070 Chain Bridge Road, Suite 200, Vienna, Virginia 22182; and,

d.	Submitted under a cover letter, which references the caption and file number in this matter.

     ABN AMRO recognizes and states that it enters into the CONSENT freely and voluntarily and that no offers, promises, or inducements of any nature whatsoever have been made by the Financial Crimes Enforcement Network or any employee, agent, or representative of the Financial Crimes Enforcement Network to induce ABN AMRO to enter into the CONSENT, except for those specified in the CONSENT.

     ABN AMRO understands and agrees that the CONSENT embodies the entire agreement between ABN AMRO and the Financial Crimes Enforcement Network relating to this enforcement matter only, as described in Section III above. ABN AMRO further understands and agrees that there are no express or implied promises, representations, or agreements between ABN AMRO and the Financial Crimes Enforcement Network other than those expressly set forth or referred to in the Consent and that nothing in the Consent or in this ASSESSMENT is binding on any other agency of government, whether federal, state, or local.

VI. RELEASE

     ABN AMRO understands that execution of the CONSENT, and compliance with the terms of this ASSESSMENT and the CONSENT, constitute a complete settlement of civil liability for the violations of the Bank Secrecy Act and regulations issued pursuant to that Act described in the CONSENT and this Assessment.

By:	/s/ William J. Fox

William J. Fox, Director Financial Crimes Enforcement Network United States Department of the Treasury

Date:	19-DECEMBER-2005